Exhibit 99.4

Notice of Special Meeting

Meeting Information

Date:	November 5, 2018

Time:	10:00 a.m., Toronto time

Location:	Niagara Room at the InterContinental Toronto Centre located at 225 Front Street West, Toronto, Ontario, Canada

Fellow Shareholders:

You are invited to attend Barrick’s Special Meeting of Shareholders at which you will be asked to:

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consider and, if deemed advisable, pass, with or without amendment, an ordinary resolution (Share Issuance Resolution), the text of which is set out in Schedule A to the Circular accompanying this Notice, authorizing Barrick to issue such number of common shares of Barrick (Common Shares) as are required to be issued in connection with the acquisition of the issued and to be issued ordinary shares of Randgold Resources Limited, currently anticipated to be 586,609,277 Common Shares, subject to a maximum of 616,000,000 Common Shares; and

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consider and, if deemed advisable, pass, with or without amendment, a special resolution (Continuance Resolution), the text of which is set out in Schedule B to the Circular accompanying this Notice, to approve the continuance of Barrick to the Province of British Columbia under the Business Corporations Act (British Columbia).

Shareholders will also transact any other business properly brought before the Meeting.

Barrick’s Board of Directors has approved the contents of this Notice and Circular and the sending of this Notice and Circular to our shareholders, each of our directors, and our auditor.

If you plan to attend the Meeting in person, you will need to register with our transfer agent, AST Trust Company (Canada), at the registration desk to obtain an admission card before entering the Meeting. Please see page 34 for further instructions.

Your vote is important. As a shareholder, it is very important that you read this material carefully and then vote your Common Shares. You are eligible to vote your Common Shares if you were a shareholder of record at the close of business on October 4, 2018. You may vote in person or by proxy. Please see page 34 for further instructions on how you can vote.

Pursuant to Section 185 of the Business Corporations Act (Ontario) (OBCA), a registered shareholder may dissent in respect of the Continuance Resolution. If the continuance becomes effective, dissenting Shareholders who have complied with the dissent procedures set forth in the OBCA will be entitled to be paid the fair value of their Common Shares. A summary of the dissent procedure is set forth in Schedule C, and the text of Section 185 of the OBCA is set forth in Schedule D, to the Circular. If you fail to comply strictly with the requirements in Section 185 of the OBCA, you may not be able to exercise your right of dissent.

Barrick Gold Corporation | Special Meeting Circular	1

If you have any questions or require assistance with voting your proxy, please contact our proxy solicitation agent, Laurel Hill Advisory Group, at 1.877.452.7184 toll free in North America, or call collect outside North America at 416.304.0211 or by e-mail at assistance@laurelhill.com.

By Order of the Board of Directors,

Dana W. Stringer

Vice President, Corporate Secretary and Associate General Counsel

October 4, 2018

General Information

In this Circular, “you”, “your”, and “shareholder” refer to Common Shareholders of Barrick. “We”, “us”, “our”, the “Company”, and “Barrick” refer to Barrick Gold Corporation, unless otherwise indicated. Information in this Circular is as of October 4, 2018, unless otherwise indicated. All references to US $ or $ are to US dollars, all references to Cdn $ are to Canadian dollars, all references to GBP are to pounds sterling and all references to A$ are to Australian dollars.

2	Barrick Gold Corporation | Special Meeting Circular